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                             July 11, 2023

       Thomas Ren
       Chief Financial Officer
       Cheetah Mobile Inc.
       Building No. 11
       Wandong Science and Technology Cultural Innovation Park
       No.7 Sanjianfangnanli, Chaoyang District
       Beijing 100024
       People   s Republic of China

                                                        Re: Cheetah Mobile Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 18,
2023
                                                            File No. 001-36427

       Dear Thomas Ren:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Introduction, page 1

   1. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of
PRC    or    China    for the purpose of your annual report. Please revise
                                                        to remove the exclusion
of Hong Kong and Macau from such definition. Clarify that all the legal and
operational risks associated with having operations in the People   s Republic
                                                        of China (PRC) also
apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure
does not narrow risks related to operating in the PRC to mainland
                                                        China only. Where
appropriate, you may describe PRC law and then explain how law in
                                                        Hong Kong and Macau
differs from PRC law and describe any risks and consequences to the company associated
with those laws.
 Thomas Ren
FirstName  LastNameThomas Ren
Cheetah Mobile  Inc.
Comapany
July       NameCheetah Mobile Inc.
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable
Interest Entities, page 3

2. The dotted line in your corporate diagram appears to indicate that Cheetah Mobile, Inc.
         (the company) is a party to the contractual arrangements with the variable interest entities
         (VIEs) that provide them with the power and economics to control the VIEs. We note from your disclosures on page F-17 that in December 2019 the Contractual Agreements with certain VIEs were amended and replaced such that it appears certain rights were transferred from the Former Primary Beneficiaries to the company. The Agreements transferred to Cheetah Mobile, Inc. appear to provide you with the power to direct the activities of the VIE that most significantly impact the VIE, however, other Agreements such as the Exclusive Technology Development, Support and Consultancy Agreements,
         which provide the company with economic control over the VIEs appear to be between the Former Primary Beneficiaries and the VIEs. Please confirm and if true revise your diagram to show dotted lines between the VIEs and each of the entities for which contractual arrangements exist that allow for consolidation of the VIEs. Also, revise the introductory paragraph as well as footnotes (1), (2) and
(3) to disclose each of
         the parties to the VIE arrangements (i.e. Cheetah Mobile, Inc, Former Primary
         Beneficiaries, and the VIE shareholders). Lastly, define the Former Primary Beneficiaries and ensure you refer to names similar to those included in the diagram.
3. Please revise footnotes (1), (2) and (3) to disclose the relationship of the VIE shareholders to the company, if any.
4. Please explain to us footnote (4). Clarify which of the Hong Kong operating entities you do not control through equity ownership and how the deeds of nominee provide you with effective control over such entities.
Financial Information Related to the Consolidated Variable Interest Entities, page 8

5. The condensed consolidating schedules should present major line items, such as revenue and cost of goods/services, subtotals and intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiaries. As such, please address the following as it relates to your consolidating worksheets:
             With regard to the columns labeled "Company Subsidiaries," revise to include separate columns in each schedule for your WFOEs to the extent the WFOEs are included in this column.
             Revise the selected condensed consolidating statements of operations and comprehensive income (loss) data to include separate line items for income/expense related to the service fees paid by the VIEs to the WFOEs pursuant to the contractual arrangements.
             Include separate line items for share of income (loss) from equity-owned subsidiaries and share of income (loss) from VIEs.
             Tell us whether the line item titled "investment in subsidiaries" in the selected
 Thomas Ren
FirstName  LastNameThomas Ren
Cheetah Mobile  Inc.
Comapany
July       NameCheetah Mobile Inc.
     11, 2023
July 11,
Page  3 2023 Page 3
FirstName LastName
              condensed consolidating balance sheet data includes the net assets of the VIEs. If so, revise to include such amounts in a separate line item clearly distinguishing the investment in the equity-owned entities from the VIE contractual arrangements.
                Separate the amounts due to/due from the VIEs to either the Company Subsidiaries or
              Cheetah Mobile Inc. from the Amount due to/due from Group companies line items.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 125

6. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
7. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
8.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    Cheetah Mobile Inc. or the VIEs.    We also note that your
disclosures on pages 3 and
         F-14, along with your list of significant subsidiaries and VIEs in
Exhibit 8.1, appear to
         indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your VIEs. Please note that
Item 16I(b) requires
         that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
9. With respect to your disclosure pursuant to Item 16I(b)(5), we note you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
 Thomas Ren
FirstName  LastNameThomas Ren
Cheetah Mobile  Inc.
Comapany
July       NameCheetah Mobile Inc.
     11, 2023
July 11,
Page  4 2023 Page 4
FirstName LastName
Notes to the Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-14

10. For each of the subsidiaries listed here, please revise to identify which of those subsidiaries are the "Former Primary Beneficiaries" of the VIEs. Also, tell us why several of the entities included in the corporate diagram on page 3 are not listed here, or revise as necessary. For example, the disclosures here do not appear to include HongKong Cheetah
         Mobile Technology, Conew.com Corporation, Cheepop, Inc., Multicould limited, Cheetah
         Mobile Seal, Cheetah Mobile Calls HK, Zhuhai Baobaohong Technology, Zhuhai
         Baohaowan Technology, Zhuhai Juntian Electronic Technology.
Note 2. Summary of Significant Accounting Policies
Cash and cash equivalents, page F-21

11. Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents as of December 31, 2022. Ensure that at a minimum, you separately provide amounts held in cash, time deposits and highly liquid investments. To the extent you hold any type of "highly liquid investments," tell us what they are and provide the amounts held in each type of investment.
Revenue Recognition
(1) Internet business, page F-26

12. Please clarify whether the customer takes possession of the software in your hosted software subscription arrangement or whether the subscription provides access to the software. Refer to ASC 606-10-55-54(a). To the extent it is the former, explain further how you determined that the software license, when-and-if-available updates and related services are a single performance obligation and how you applied the guidance in
         ASC 606-10-25-21. Also, tell us the amount of revenue recognized from these arrangements for each period presented.
General

13. Please provide a comprehensive legal analysis explaining whether Cheetah Mobile Inc. or
         any of its subsidiaries (collectively, the    Company   ) currently
meets the definition of
            investment company    under Section 3(a)(1)(C) of the Investment
Company Act (the
            Company Act   ). Include in your analysis the relevant
calculation(s) under Section
         3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are investment securities for purposes of Section 3(a)(2) of the Company Act and specifically address how you treat the securities issued by your subsidiaries and the contractual relationships between your subsidiaries and the variable interest entities. Provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations. If the company proposes to rely on any exclusion or exemption, provide a detailed legal
 Thomas Ren
Cheetah Mobile Inc.
July 11, 2023
Page 5
      analysis supporting your determination that the exclusion/exemption is available to the relevant entity or entities.
14. Please provide the unconsolidated financial statements that formed the basis for your calculation of assets for purposes of Section 3(a)(1)(C).
15. Please include a risk factor that: (1) explains in detail why the company believes that it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the
      Company Act relevant to your conclusion; and (2) describes the consequences to the company and its investors were the Commission or its staff to determine that the company is an investment company.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jimmy McNamara at (202) 551-7349 or Jennifer Thompson at (202)
551- you have any questions about comments related to your status as a Commission-Identified
Issuer during your most recently completed fiscal year. Please contact David Edgar, Senior Staff
Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at
(202) 551-
3499 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Ren
                                                            Division of
Corporation Finance
Comapany NameCheetah Mobile Inc.
                                                            Office of
Technology
July 11, 2023 Page 5
cc:       Sheryl (Xuyang) Zhang
FirstName LastName